11018785

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68321

SEC Mail Processing Section RECEIVED FEB 28 2011 Wash., DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Three Point Capital Group, LLC. Threepoint

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 Brewster Road
(No. and Street)

Holdrege (City) Nebraska (State) 68949 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carrie Trompke (308) 995-8067
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 3/9 BD 3/12

OATH OR AFFIRMATION

I, Carrie Trompke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Point Capital Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

GENERAL NOTARY - State of Nebraska
LESLIE WOOD
My Comm. Exp. Sept. 22, 2013

Carrie Trompke
Signature

FinOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

Board of Members
Three Point Capital Group, LLC
Holdrege, Nebraska

We have audited the accompanying statement of financial condition Three Point Capital Group, LLC as of December 31, 2010 and the related statements of operations, changes in members' equity, and cash flows for the year then ended pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three Point Capital Group, LLC as of December 31, 2010 and the results of its operations, members' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Board of Members, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2011

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

THREE POINT CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	7,678
Accounts receivable	$	150
Other assets		560
Total assets	$	8,388

LIABILITIES AND MEMBERS' EQUITY

Liabilites:		0
Total liabilities		-
Members' equity:		8,388
Total members' equity		8,388
Total liabilities and members' equity	$	8,388

The accompanying notes are an integral part of these financial statements

THREE POINT CAPITAL GROUP, LLC

Statement of Income
From April 23, 2009 to December 31, 2010

REVENUE:	
Revenue	$ -
Total income	-
EXPENSES:	
Accounting	3,877
Consulting fees	33,839
Registration fees	6,442
Rent	8,160
Other operating expenses	3,294
Total expenses	55,612
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(55,612)
PROVISION FOR INCOME TAXES (Note 4)	
State income tax expense	
NET LOSS	$ (55,612)

The accompanying notes are an integral part of these financial statements

THREE POINT CAPITAL GROUP, LLC

Statement of Members' Equity
From April 23, 2009 to December 31, 2010

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance April 23, 2009	$ -		$ -
Contributions	64,000		64,000
Net loss		(55,612)	(55,612)
Ending balance December 31, 2010	$ 64,000	$ (55,612)	$8,388

The accompanying notes are an integral part of these financial statements

THREE POINT CAPITAL GROUP, LLC

Statement of Cash Flows
From April 23, 2009 to December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (55,612)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Accounts receivable	(150)
Security deposit	(400)
CRD Account	(160)
Total adjustments	(710)
Net cash used in operating activities	(56,322)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	64,000
Net cash provided by financing activities	64,000
Decrease in cash	7,678
Cash - beginning of year	0
Cash - end of period	$ 7,678
Supplemental disclosure of cash flow information	
Interest	
Income taxes	0

The accompanying notes are an integral part of these financial statements

THREE POINT CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2010

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY:

Three Point Capital Group, LLC (the "Company") was formed in Nebraska on April 23, 2009, as a Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA). The Company was approved for business beginning May 8, 2010.

As the company's intended business activities, Three Point Capital Group, LLC intended to offer Exchanged Traded Funds (EFT's) to their clients to hedge portfolio risks.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

COMPREHENSIVE INCOME:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2010.

Note 2: GOING CONCERN:

The Company is a development state and it expects to fund regulatory capital through contribution by the members. However, because of the changes in ruling by the US Commodity Futures Trading Commission and proposed Dodd-Frank amendments, regarding the treatment of the Company's intended business, Three Point Capital, LLC original business purpose is impaired. At this time the company incurred losses and would look for the opportunities to sell the company or alternatively close down.

Note 3: INCOME TAXES:

All tax effects of the Company's income or loss are passed through to the members' individual tax return to the extent of their basis. Therefore no federal tax provision has been provided and the Company is not subject to an annual franchise minimum tax, by the state of Nebraska.

Note 4: NET CAPITAL REQUIREMENTS:

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2010 the company had a net capital of $7,678 which is $2,678 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness ($0) to net capital was 0% which is less than the 8:1 limit, for a company operating for the first 12 months.

THREE POINT CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change
Members' equity, December 31, 2010	$ 8,078	$ 8,388	$ 310
Non allowed asset	400	400	
Tentative net capital	7,678	7,988	310
Haircuts:	-	-	-
NET CAPITAL	7,678	7,988	310
Minimum net capital	5,000	5,000	-
Excess net capital	$ 2,678	$ 2,988	$ 310
Aggregate indebtedness	-	-	-
Ratio of aggregate indebtedness to net capital	0	0	

The noted difference between the audit and Focus Report was caused by accrual of SIPC overpayment and CRD balance at December 31, 2010.

THREE POINT CAPITAL GROUP, LLC.

December 31, 2010

Schedule II
Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members
Three Point Capital Group, LLC
Holdrege, Nebraska

In planning and performing our audit of the financial statements of Three Point Capital Group, LLC for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of The Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Three Point Capital Group, LLC including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United State). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (i) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Members', The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 18, 2011

2010

REPORT PURSUANT TO SEC RULE 17a-5(d)

For the year ended December 31, 2010

THREE POINT CAPITAL GROUP LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

DAVE BANERJEE, CPA
An Accountancy Corporation
Member AICPA and PCAOB

THREE POINT CAPITAL GROUP LLC

Table of Contents

	PAGE
SEC Form X-17A-5	1
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 -8
Supplementary Information	
Schedule I Statement of Net Capital	9
Schedule II Determination of Reserve Requirements	10
Schedule III Information Relating to Possession or Control	10
Schedule IV Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	10
Report of Independent Registered Public Accountant on Internal Control Structure required by SEC Rule 17a-5	11 - 12